September 15, 2023

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Value Add Growth REIT IV, LLC

Amendment No. 1 to

Offering Statement on Form 1-A

Filed August 1, 2023

File No. 024-12040

Ladies and Gentlemen:

We acknowledge receipt of the comments in your letter dated August 28, 2023 regarding the Offering Statement of Value Add Growth REIT IV, LLC (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	Please revise to include the disclosures pursuant to Item 304 of Regulation S-K, including:

●	State whether any principal accountant has resigned or was dismissed during your two most recent fiscal years or any subsequent interim period. In this regard, we note the change from Tesseract Advisory Group to Fruci & Associates II, PLLC.

●	State whether there were any disagreements with Tesseract Advisory Group as defined in Item 304(a)(1)(iv) of Regulation S-K and any reportable events occurred as defined in Item 304(a)(1)(v) of Regulation S-K and prior to any resignation or dismissal.

●	State whether you have consulted with Fruci & Associates II, PLLC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on page 39 and filed a copy of Tesseract Advisory Group’s letter as exhibit 9 to the Offering Statement.

Telephone Comment

The Company acknowledges receipt of the Staff’s telephone comment on August 28, 2023 concerning the description in the Offering Circular of the SEC proceeding against the Company’s affiliate, DF Growth REIT II. In response to the Staff’s comments, the Company has revised the disclosure on page 23 and attaches as an annex to this letter a marked paragraph that CrowdCheck Law submitted to the Staff by email.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Value Add Growth REIT IV, LLC. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc:	Craig Cecilio

Chief Executive Officer

Value Add Growth REIT IV, LLC